File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

(Filed October 26, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 26, 2007

Vitro Reports Continued Sales Growth in 3Q'07

San Pedro Garza Garcia, Nuevo Leon, Mexico - October 26, 2007 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 3Q'07 unaudited results. Year over year consolidated net sales increased 7.1 percent and EBITDA declined US$11 million or 10.5 percent. The consolidated EBITDA margin declined 280 basis points to 14.1 percent due to disruptions in production as a result of the failure in natural gas supply caused by two incidents at PEMEX pipelines. Excluding this effect, EBITDA for the quarter rose 1 percent to US$106 million.

FINANCIAL HIGHLIGHTS*
	3Q'07	3Q'06	% Change
Consolidated Net Sales	665	621	7.1%
Glass Containers	339	326	4.2%
Flat Glass	318	286	11.1%
Cost of Sales	483	446	8.2%
Gross Income	182	175	4.4%
Gross Margins	27.4%	28.1%	-0.7 pp
SG&A	129	118	10.0%
SG&A % of sales	19.5%	19.0%	0.5 pp
EBIT	53	57	-7.1%
EBIT Margins	7.9%	9.2%	-1.3 pp
EBITDA	94	105	-10.5%
Glass Containers	66	75	-12.2%
Flat Glass	31	29	6.1%
EBITDA Margins	14.1%	16.9%	-2.8 pp
Net Income	(3)	8	-
Net Income Margins	-0.5%	1.3%	-2 pp
Total Debt	1,382	1,209	14.3%
Short Term Debt	80	492	-83.7%
Long Term Debt	1,302	717	81.6%
Average life of debt	7.1	3.5

Cash & Cash Equivalents(1)	173	77	125.8%
Total Net Debt	1,209	1,132	6.8%
* Million US$ Nominal

(1) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets. As of 3Q'07, the restricted cash includes US$34 million deposited in a trust to repay debt and interests.

Commenting on the results for the quarter, Federico Sada, Chief Executive Officer, said "This was another solid quarter with a strong performance at both Glass Containers and Flat Glass. In fact, excluding the impact of the interruption in natural gas supply in July and September, comparable consolidated EBITDA reached an all-time high."

"Our Glass Containers operations also posted record EBITDA during the quarter, excluding the effect of the disruption in operations," he continued.

Mr. Enrique Osorio, Chief Financial Officer, noted that "very quick response from the Vitro team and our energy suppliers, coupled with increased efficiencies and capacity utilization reduced the impact from both incidents limiting the total net effect to approximately US$12 million for Glass Containers and Flat Glass."

"To avoid future disruptions, we have installed a backup system in all of our containers manufacturing facilities in Mexico that will allow us to maintain the integrity of our furnaces. We are now in the process of implementing additional preventive measures at these facilities to avoid similar gas related production interruptions in the future. We also remain focused on continuing to pursue increased efficiencies and capacity utilization to partially offset this negative impact before year-end."

"At Flat Glass, we are pleased to report a 6.1 percent year-over-year increase in EBITDA. This is the third consecutive quarter of EBITDA growth and on a comparable basis, the highest EBITDA recorded since 4Q'04, despite the approximately US$0.4 million impact from the effect of the interruption in natural gas supply at two automotive glass production facilities in September. This quarter, auto glass sales increased both for AGR and OEM. Sales growth to the OEM market reflected our strategy to increase sales of value added products and diversify our client base by focusing on Japanese manufacturers, with strong sales volume for the Nissan Sentra platform."

"We are pleased with the progress achieved as we continue to establish new EBITDA records. Going forward, we will continue to pursue our short term strategy that focuses on the move to value added products in flat glass and to build on the strengths of a strong established position, production flexibility and fast time to market to cater to profitable niche glass container markets while maintaining our leadership in the Mexican mass market," Mr. Osorio closed.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (MFRS) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period.  Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

	Sep-07	Sep-06
Inflation in Mexico
Quarter	1.6%	1.8%
LTM	3.8%	4.1%
Inflation in USA
Quarter	0.3%	0.7%
LTM	2.7%	3.8%
Exchange Rate
Closing	10.9243	10.9935
Devaluation
Quarter	1.2%	-2.5%
LTM	-0.6%	1.9%

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices,  changes in energy prices, particularly gas, changes in the business strategy, and other factors.  Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP".  A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure.  We disclose in this report certain non-GAAP financial measures, including EBITDA.  EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax and statutory employee profit sharing, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance.  We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.  EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings.  We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements.  EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS.  EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity of as a measure of liquidity.  EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges.  The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.  This EBITDA calculation is expressly permitted by the Mexican regulators that establish the accounting principles generally accepted for use in such financial statements.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials, equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 40 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

Third Quarter 2007 results

Conference Call and Web cast

Monday, October 29, 2007

11:00 AM U.S. EST - 9:00 A.M. Monterrey time

A live web cast of the conference call will be available to investors and the media at http://www,vitro.com. A replay of the web cast will be available through the end of the day on November 29, 2007. For inquiries regarding the conference call, please contact Maura Gedid of Breakstone Group via telephone at (646) 452-2335, or via email at mgedid@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestrada@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                Sales                                                                  4

                EBIT and EBITDA                                             4

                Consolidated Financing Result                       5

                Taxes                                                                  6

                Consolidated Net Loss                                     6

                Capital Expenditures                                        7

                Consolidated Financial Position                     7

                Cash Flow                                                          9

                Key Developments                                          10

Glass Containers                                                             12

Flat Glass                                                                          13

Consolidated Financial Statements                               15

Segmented Information                                                   16

Consolidated Results

Sales

Consolidated net sales for 3Q'07 increased 7.1 percent YoY to US$665 million from US$621 million last year. For LTM 2007, consolidated net sales rose 6.5 percent to US$2,510 million from US$2,357 in LTM 2006. Glass Containers sales for the quarter rose YoY by 4.2 percent while Flat Glass sales grew 11.1 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries' sales increased 2.7 percent, 15.6 percent and 7.4 percent YoY respectively.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006	Change

Constant Pesos
Total Consolidated Sales	7,321	7,076	3.5	21,066	20,616	2.2	27,913	27,151	2.8

Glass Containers	3,739	3,703	1.0	10,859	10,303	5.4	14,400	13,298	8.3
Flat Glass	3,497	3,270	6.9	9,949	10,015	(0.7)	13,125	13,449	(2.4)

Domestic Sales	3,128	3,103	0.8	8,856	8,778	0.9	11,779	11,553	2.0
Export Sales	1,722	1,536	12.1	5,011	4,880	2.7	6,464	6,489	(0.4)
Foreign Subsidiaries	2,471	2,437	1.4	7,199	6,959	3.5	9,670	9,110	6.1

Nominal Dollars
Total Consolidated Sales	665	621	7.1	1,901	1,793	6.1	2,510	2,357	6.5

Glass Containers	339	326	4.2	980	899	9.0	1,296	1,160	11.7
Flat Glass	318	286	11.1	898	868	3.5	1,179	1,162	1.5
			--			--			--
Domestic Sales	283	275	2.7	800	766	4.4	1,062	1,010	5.2
Export Sales	157	135	15.6	453	427	6.1	582	567	2.7
Foreign Subsidiaries	226	210	7.4	649	600	8.2	865	780	10.9

% Foreign Currency Sales* / Total Sales	57%	56%	1.8 pp	58%	57%	0.7 pp	58%	57%	0.6 pp
% Export Sales / Total Sales	24%	22%	1.7 pp	24%	24%	0 pp	23%	24%	-0.8 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 7.1 percent YoY to US$53 million from US$57 million last year. EBIT margin decreased 130 basis points to 7.9 percent from 9.2 percent. On a LTM basis, consolidated EBIT increased 17.3 percent to US$208 million from US$177 million in LTM 2006. During this same period of time, EBIT margin increased 80 basis points to 8.3 percent from 7.5 percent.

EBIT for the quarter at Glass Containers decreased by 12.3 percent YoY, while at Flat Glass EBIT rose 47.7 percent.

Consolidated EBITDA for the quarter decreased 10.5 percent to US$94 million from US$105 million in 3Q'06. The EBITDA margin decreased 280 basis points YoY to 14.1 percent from 16.9 percent. On a LTM basis, consolidated EBITDA increased 4.4 percent to US$384 million from US$368 million in LTM 2006.

During the quarter, EBITDA at Glass Containers declined 12.2 percent YoY to US$66 million from US$75 million while EBITDA at Flat Glass increased 6.1 percent YoY to US$31 million from US$29 million. For details on both business units please refer to page 12 and 13, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006	Change

Constant Pesos
Consolidated EBIT	583	650	(10.3)	1,797	1,564	14.9	2,309	2,052	12.6
Margin	8.0%	9.2%	-1.2 pp	8.5%	7.6%	0.9 pp	8.3%	7.6%	0.7 pp

Glass Containers	446	524	(14.9)	1,363	1,340	1.7	1,854	1,617	14.6
Flat Glass	208	147	40.9	539	280	92.7	657	465	41.3

Consolidated EBITDA	1,039	1,199	(13.3)	3,218	3,199	0.6	4,275	4,248	0.6
Margin	14.2%	16.9%	-2.7 pp	15.3%	15.5%	-0.2 pp	15.3%	15.6%	-0.3 pp

Glass Containers	728	855	(14.9)	2,244	2,341	(4.1)	3,052	2,966	2.9
Flat Glass	336	331	1.6	955	815	17.2	1,256	1,170	7.4

Nominal Dollars
Consolidated EBIT	53	57	(7.1)	162	135	20.2	208	177	17.3
Margin	7.9%	9.2%	-1.3 pp	8.5%	7.5%	1 pp	8.3%	7.5%	0.8 pp

Glass Containers	40	46	(12.3)	123	116	5.9	167	140	18.9
Flat Glass	19	13	47.7	49	24	104.8	59	39	49.8

Consolidated EBITDA	94	105	(10.5)	290	277	4.7	384	368	4.4
Margin	14.1%	16.9%	-2.8 pp	15.3%	15.5%	-0.2 pp	15.3%	15.6%	-0.3 pp

Glass Containers	66	75	(12.2)	202	203	(0.4)	275	258	6.5
Flat Glass	31	29	6.1	86	70	22.7	113	100	12.2

Consolidated Financing Result

Consolidated financing result for the quarter increased 49.0 percent YoY to US$38 million compared with US$25 million during 3Q'06. This was driven by a non-cash foreign exchange loss of US$12 million compared with a non-cash foreign exchange gain of US$17 million during 3Q'06. During 3Q'07, the Mexican peso experienced a 1.2 percent depreciation compared with a 2.5 percent appreciation in the same period last year. This situation was partially compensated by lower other financial expenses of US$6 million compared with US$20 million during 3Q'06 as a result of higher value in derivative transactions coupled with a US$4 million reduction in interest expense, reflecting a reduction in interest rate related with the refinancing done at the beginning of the year.

On a LTM basis, total consolidated financing result decreased 33.5 percent YoY to US$138 million from US$208 million driven by a combination of favorable factors: a US$34 million decrease in other financial expenses due to higher value in derivative transactions during this year; a non-cash foreign exchange gain of US$4 million compared with a non-cash foreign exchange loss of US$15 million during LTM 2006 driven by a 0.6 percent appreciation experienced by the Mexican peso in LTM 2007 compared with a 1.9 percent depreciation in the same period last year; lower interest expense of US$151 million compared with US$165 million, as a result of lower interest rate; and higher interest income of US$18 million during LTM 2007 compared with US$14 million during the same period last year.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006	Change

Constant Pesos
Interest Expense	(414)	(470)	(11.8)	(1,291)	(1,393)	(7.3)	(1,682)	(1,897)	(11.3)
Interest Income	40	40	1.0	162	94	73.0	201	155	29.2
Other Financial Expenses*	(65)	(229)	(71.4)	(457)	(728)	(37.2)	(529)	(931)	(43.1)
Foreign Exchange Loss	(135)	196	--	(89)	(345)	(74.1)	35	(191)	--
Monetary Position (Loss)	152	175	(13.4)	291	298	(2.2)	427	457	(6.4)
Total Financing Result	(422)	(288)	46.7	(1,384)	(2,074)	(33.3)	(1,548)	(2,407)	(35.7)

Nominal Dollars
Interest Expense	(37)	(41)	(8.8)	(116)	(121)	(3.9)	(151)	(165)	(8.4)
Interest Income	4	3	4.9	15	8	80.1	18	14	33.9
Other Financial Expenses*	(6)	(20)	(71.1)	(41)	(64)	(35.0)	(48)	(82)	(41.2)
Foreign Exchange Loss	(12)	17	--	(7)	(29)	(75.1)	4	(15)	--
Monetary Position (Loss)	14	15	(10.4)	26	26	(0.9)	38	40	(4.8)
Total Financing Result	(38)	(25)	49.0	(124)	(179)	(30.7)	(138)	(208)	(33.5)
* Includes derivative transactions and interest related to factoring transactions
Taxes

On a LTM basis, total income tax increased from a gain of US$7 million in 2006 to an expense of US$48 million in 2007. During LTM 2006, the Company recorded a deferred income tax gain due to the tax loss related to the sale of Vitrocrisa's shares in June 2006.  Accrued income tax, which includes tax on assets, for LTM ended September 30, 2007, increased by US$1 million when compared with the same period ended September 30, 2006, due to higher taxable profits mainly in our European operations.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006	Change

Constant Pesos
Accrued Income Tax	50	24	103.6	137	161	(15.2)	149	141	6.1
Deferred Income Tax (gain)	38	167	(77.4)	70	(257)	--	375	(236)	--
Total Income Tax	87	192	(54.4)	207	(95)	--	524	(96)	--

Nominal Dollars
Accrued Income Tax	5	2	109.1	12	14	(10.9)	13	12	13.1
Deferred Income Tax (gain)	4	15	(75.7)	7	(21)	--	34	(19)	--
Total Income Tax	8	17	(51.8)	19	(7)	--	48	(7)	--

Consolidated Net Loss

During 3Q'07 the Company recorded a consolidated net loss of US$3 million compared to a net income of US$8 million during the same period last year. This variation is mainly the result of a US$12 million increase in financing costs due to a non-cash foreign exchange loss compared with a non-cash foreign exchange gain in 3Q'06 as well as higher other expenses of US$11 million, mainly derived from an impairment charge associated with the acquisition of the additional 50 percent stake in Vitro AFG and losses related to the sale of fixed assets, compared to other expenses of US$5 million in the same quarter last year. In addition, the Company recorded lower EBIT of US$53 million compared with US$57 in the third quarter last year mainly as a result of the natural gas disruptions occurred during the months of July and September 2007. The above mentioned factors were partially compensated by lower income tax of US$8 million during the quarter compared to US$17 million in the third quarter of 2006.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$53 million, compared with US$21 million in 3Q'06. Glass Containers represented 82 percent of total capex consumption and included investment in the final stage of a major furnace repair, a new glass containers production line, the transfer of Vidriera Mexico's ("Vimex") facilities to Toluca, inspection equipment and maintenance. Flat Glass accounted for 17 percent and was mainly invested in maintenance as well as in capacity increase and equipment upgrade in Vitro America and Cristalglass, Vitro's Flat Glass subsidiaries in the US and Spain respectively.

Consolidated Financial Position

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$48 million to US$1,209. On a YoY comparison, net debt increased US$77 million.

As of 3Q'07, the Company had a cash balance of US$173 million, of which US$135 million was recorded as cash and cash equivalents and US$38 million was classified as other current assets. The US$38 million is restricted cash, which is composed of cash collateralizing debt and cash deposited in a trust to repay debt and interests on the covenant defeasance of the VENA Senior Notes due 2011. Cash collateralizing debt corresponds to US$4 million recorded at Flat Glass and the cash deposited in a trust to repay debt and interests corresponds to US$34 million recorded at Glass Containers.

Consolidated gross debt as of September 30, 2007 totaled US$1,382 million, a QoQ increase of US$9 million and a YoY increase of US$173 million. As of 3Q'07, consolidated short-term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA.

Without the effect of the failure in natural gas supply, total debt to EBITDA is 3.4 times and total net debt to EBITDA is 3.0 times.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q'07	2Q'07	1Q'07	4Q'06	3Q'06

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.1	2.0	2.0	1.7	1.6

Leverage
(Total Debt / EBITDA) (Times) LTM	3.5	3.4	3.6	3.0	3.2
(Total Net Debt / EBITDA) (Times) LTM	3.1	3.0	2.7	2.7	3.1

Total Debt	1,382	1,373	1,466	1,141	1,209
Short-Term Debt(1)	80	45	147	32	492
Long-Term Debt	1,302	1,328	1,319	1,109	717

Cash and Equivalents(2)	173	212	380	113	77
Total Net Debt	1,209	1,161	1,086	1,027	1,132

Currency Mix (%) dlls&Euros/Pesos / UDI's	98/2/0	98/2/0	96/2/2	94/6/0	90/6/4

     (1) 3Q'07 short term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA. The required cash is recorded as restricted cash. On July 23, 2008 the restricted cash will be freed from the trust and will be used to pay down the outstanding balance.

    (2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets. As of 3Q'07, the restricted cash includes US$34 million deposited in a trust to repay debt and interests (see note 1).

  The Company's average life of debt as of 3Q'07 was 7.1 years compared with 3.5 years for 3Q'06.

  Short term debt as of September 30, 2007, decreased by US$412 million to 6 percent as a percentage of total debt, compared with 41 percent in 3Q'06.

  Revolving debt, including trade-related debt, accounted for 54 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.

  Current maturities of long-term debt, including current maturities of market debt, decreased by US$222 million to US$37 million from US$259 million as of September 30, 2006. As of 3Q'07 current maturities of long-term debt represented 46 percent of short-term debt.

  As of September 30, 2007 Vitro had an aggregate of US$137 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$70 million and Glass Containers recorded US$67 million.

  Maturities for 2007 only include Credit Facilities at the subsidiary level.

  Maturities from 2008 and thereafter include, among others, long-term "Certificados Bursatiles", the covenant defeasance of the VENA Senior Notes due 2011 to be paid in 2008, the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

Cash Flow

Cash flow before capex and dividends increased 16.5 percent to US$46 million from US$40 million in 3Q'06.  The increased cash flow coupled with available cash was used to fund the US$53 million in capex investments compared with US$21 million in 3Q'06.

On a LTM basis, the Company generated US$165 million of cash flow before capex and dividends which represents an 11.5 percent increase when compared with the same period last year. The main drivers behind the increase were higher EBITDA and significant lower net interest expense.  This cash flow coupled with available cash was used to fund the US$211 million capex investments, which in part was used to increase capacity at Glass Containers to satisfy higher demand from our customers.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006	Change

Constant Pesos
EBITDA	1,039	1,199	(13.3)	3,218	3,199	0.6	4,275	4,248	0.6
Net Interest Expense(2),(3)	(398)	(604)	(34.1)	(1,207)	(1,715)	(29.6)	(1,959)	(2,257)	(13.2)
Working Capital(4)	(2)	(57)	(96.2)	(279)	(206)	35.6	(176)	(11)	1,494.0
Cash Taxes (paid) recovered(5)	(128)	(88)	45.4	(337)	(127)	164.6	(286)	(264)	8.0
Cash Flow before Capex and Dividends	511	450	13.6	1,394	1,150	21.2	1,854	1,716	8.0

Capex	(584)	(235)	148.9	(1,904)	(798)	138.6	(2,337)	(1,095)	113.5
Dividends	(37)	(12)	210.5	(208)	(160)	30.0	(208)	(166)	25.5
Net Free Cash Flow	(109)	204	--	(719)	191	--	(692)	455	--

Nominal Dollars
EBITDA	94	105	(10.5)	290	277	4.7	384	368	4.4
Net Interest Expense(2),(3)	(36)	(54)	(33.7)	(109)	(150)	(27.5)	(173)	(198)	(12.5)
Working Capital(4)	(0)	(4)	(86.9)	(26)	(18)	45.1	(21)	0	--
Cash Taxes (paid) recovered(5)	(12)	(8)	49.2	(30)	(11)	180.6	(26)	(23)	12.9
Cash Flow before Capex and Dividends	46	40	16.5	125	98	27.2	165	148	11.5

Capex	(53)	(21)	157.1	(172)	(69)	148.7	(211)	(95)	121.6
Dividends	(3)	(1)	235.6	(19)	(13)	39.8	(19)	(14)	34.7
Net Free Cash Flow	(10)	18	--	(66)	16	--	(65)	39	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican Financial Reporting Standards (MFRS)

(2) Includes derivative transactions, and other financial expenses and products. Includes interest rate swap transaction in which Vitro pays variable peso rates on a monthly basis and receives semi-annual payments of fixed dollar rate.

(3) 1Q'07 does not include additional interests and transaction fees associated with the debt refinancing completed at the beginning of year 2007.
(4) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(5) Includes PSW (Profit Sharing to Workers)

Key Developments

Vitro's production facilities started operations after a temporary interruption due to an external failure of natural gas supply

On September 17, 2007 the Company announced that the natural gas supply was totally restored at its five glass containers and two automotive glass production facilities. Operations at these manufacturing facilities had been temporarily interrupted for 7 days as a result of a failure in natural gas supply caused by recent incidents at some of PEMEX gas pipelines in the state of Veracruz. In order to increase its ability to in the future deal with this kind of events, the Company is working to finalize the implementation of preventive measures at its facilities, which should allow the Company to keep operating at normal levels, in case of a temporary failure of natural gas supply.

Vitro Announces Completion of Its Offer to Exchange Notes

On September 7, 2007 the Company announced that it had completed its offer to exchange up to US$1.0 billion of senior notes. As announced on August 8, 2007, the exchange offer commenced on August 8, 2007 and expired at 11:59 p.m., New York City time, on September 6, 2007. 99.3 percent of the US$ 1.0 billion senior notes were exchanged. In addition, on October 3, 2007 both the original notes and the registered exchange notes were listed on the Luxembourg Stock Exchange.

Vitro Transaction to Increase Ownership Stake in Vitro AFG to 100 Percent has been approved by the Mexican Federal Antitrust Authorities

On August 27, 2007 the Company announced that the transaction to acquire in its entirety all the capital stock of the Mexican company Vitro AFG, S.A. de C.V. (Vitro AFG) by Vitro's subsidiary Vimexico, S.A. de C.V. (Vimexico), has been approved by the Mexican Federal Antitrust Authorities.

As announced on July 24, 2007, the Company exercised its right to purchase its partner AFG Industries Inc. 50 percent stake for US$6 million. Vitro AFG owns a float glass manufacturing facility located in Mexicali, Baja California, Mexico. Vitro AFG was a 50/50 joint venture between Vimexico and AFG Industries, a subsidiary of the Japanese company Asahi Glass Co. Limited. The joint venture was established to supply the United States and Mexican construction markets with a wide range of flat glass products, from the traditional 2 mm clear glass to 12 mm thick glass. The joint venture began operations on November 18, 2003 with a co-investment of approximately US$100 million. With this acquisition, Vitro has 3 float manufacturing facilities and 23 processing plants previously owned in Mexico, United States, Colombia, Spain and Portugal.

Vitro AFG is part of Vitro's Flat Glass business unit focused on the manufacturing, processing and distribution of flat glass for the construction and automotive industry with annual sales in 2006 of US$1,176 million. Vitro's Flat Glass business unit is the largest flat glass producer in Mexico and an important player in Latin America, United States and Europe.  Vitro AFG employs 230 people and manufactures 155,000 tons per year of float glass for the construction market.

Vitro's two glass containers plants started operations after a temporary interruption due to a failure of natural gas supply

On July 15, 2007 the Company announced that its glass container production facilities located in Queretaro and Guadalajara restarted operations on Friday, July 13 and Saturday July 14, 2007, respectively. Operations at both plants had been temporarily interrupted, Guadalajara for 7 days and Queretaro for 4 days, as a result of a failure in natural gas supply caused by recent incidents at some of PEMEX gas pipelines.  The negative impact on EBITDA was limited to US$3.7 million. The lower than expected impact reflects the quick response of our team and of PEMEX staff, Tractebel and LP gas suppliers.

Organizational Changes at Glass Containers

On July 2, 2007 the Company announced that Alfonso Gomez Palacio, President of the Glass Containers business unit, retired on June 30, 2007 after an outstanding 23 year career and performance at Vitro. David Gonzalez Morales assumed the responsibility of President of the Glass Containers business unit as of July 1st. 2007. The Company's management is certain that the experience acquired by David during his 27 tenure at Vitro will allow him to succeed in his new responsibility. During this time, David has occupied diverse positions at Vitro. For the past six months David has served as Glass Containers' Co-President. Before that, he was President of Vitro Cristalglass' business unit at Flat Glass. He has also held different positions at the Glass Containers and Diverse Industries business units, as well as advisory role positions at Vitro's joint venture companies including Vitro PQ, Vancan, Ampolletas and Regioplast.

Glass Containers

(52 percent of LTM 2007 Consolidated Sales)

Sales

Sales increased 4.2 percent YoY to US$339 million from US$326 million and were largely affected by the natural gas disruptions occurred during the months of July and September 2007.

The main drivers behind the 2.2 percent YoY increase in domestic sales was an improved price mix in the CFT (Cosmetics, Fragrances & Toiletries), beer and food segments coupled with higher volumes in the wine & liquor segment.

Export sales increased 9.8 percent due to an improved price mix in the food, CFT, soft drinks and wine & liquor segments coupled with higher volumes in the wine & liquor market.

Sales from Glass Containers' foreign subsidiaries rose 1.7 percent YoY driven by increased demand in Central and South American markets.

EBIT and EBITDA

EBIT for the quarter decreased 12.3 percent YoY to US$40 million from US$46 million in 3Q'06. EBITDA for the same period fell 12.2 percent to US$66 million from US$75 million.

The EBITDA decline was the result of a series of temporary production interruptions at certain glass containers facilities in Mexico. This situation was the consequence of the failure in natural gas supply caused by incidents occurred during the months of July and September at some of PEMEX gas pipelines.

Without the effect of the failure in natural gas supply, EBITDA rose 3.2 percent for the quarter to US$77 million and was up 5.2 percent for the 9M'07 to US$214 million.

EBITDA from Mexican glass containers operations, which is VENA's core business and represents approximately 82 percent of total EBITDA, decreased 10 percent YoY due to the above mentioned factors.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006	Change

Constant Pesos
Consolidated Net sales	3,739	3,703	1.0	10,859	10,303	5.4	14,400	13,298	8.3
Net Sales
Domestic Sales	2,136	2,157	(1.0)	6,219	6,041	2.9	8,204	7,853	4.5
Exports	1,048	984	6.5	3,036	2,950	2.9	3,992	3,752	6.4
Foreign Subsidiaries	555	562	(1.3)	1,603	1,311	22.3	2,204	1,693	30.2
EBIT	446	524	(14.9)	1,363	1,340	1.7	1,854	1,617	14.6
EBITDA	728	855	(14.9)	2,244	2,341	(4.1)	3,052	2,966	2.9

EBIT Margin	11.9%	14.1%	-2.2 pp	12.6%	13.0%	-0.4 pp	12.9%	12.2%	0.7 pp
EBITDA Margin	19.5%	23.1%	-3.6 pp	20.7%	22.7%	-2 pp	21.2%	22.3%	-1.1 pp

Nominal Dollars
Consolidated Net sales	339	326	4.2	980	899	9.0	1,296	1,160	11.7
Domestic Sales	193	188	2.2	560	525	6.8	738	683	8.0
Export Sales	96	87	9.8	275	259	6.2	359	328	9.5
Foreign Subsidiaries	51	50	1.7	145	115	25.7	198	149	33.5
EBIT	40	46	(12.3)	123	116	5.9	167	140	18.9
EBITDA	66	75	(12.2)	202	203	(0.4)	275	258	6.5

EBIT Margin	11.9%	14.1%	-2.2 pp	12.5%	12.9%	-0.4 pp	12.9%	12.1%	0.8 pp
EBITDA Margin	19.4%	23.0%	-3.6 pp	20.6%	22.6%	-2 pp	21.2%	22.2%	-1 pp

Glass Containers
Domestic (Millions of Units)	1,214	1,311	(7.4)	3,635	3,656	(0.6)	4,868	4,723	3.1
Exports (Millions of Units)	338	340	(0.6)	990	1,005	(1.5)	1,328	1,305	1.8
Total	1,552	1,651	(6.0)	4,625	4,661	(0.8)	6,196	6,028	2.8

Capacity utilization (furnaces)	90%	98%	-8 pp

Alcali (Thousands Tons sold)*	163	155	5.0	473	474	(0.2)	634	628	1.0

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

  Flat Glass

(47 percent of LTM 2007 Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 11.1 percent YoY to US$318 million from US$286 million.

Domestic sales increased 6.0 percent YoY, as result of higher sales to the automotive segment mainly due to an increase in volumes. Float glass sales remained relatively stable YoY as they experienced a 1 percent increase due to a better price mix which was partially offset by a 12 percent decline in volumes.

Export sales increased 26.1 percent YoY mainly due to higher volumes in the construction-related and automotive business lines.

Automotive sales grew 13.8 percent YoY driven by higher sales both in the Auto Glass Replacement ("AGR") and in the Original Equipment Manufacturer ("OEM") markets. AGR sales increased mainly as a result of higher export volumes coupled with a better product mix in the domestic market while OEM sales increased as a result of higher volumes, reflecting our strategy to increase sales of value added products and diversify our client base by focusing on Japanese manufacturers, with strong sales volume for the Nissan Sentra platform.

Sales from foreign subsidiaries rose 9.2 percent YoY to US$175 million from US$160 million and maintained their upward trend. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 32 percent YoY due to an improved product mix which is the result of the stronger demand of more value added products from the construction market. Sales at Vitro Colombia increased 39 percent compared with the same quarter last year due to higher volumes linked to the strong demand from the Venezuelan and Ecuadorian markets.

EBIT & EBITDA

EBIT increased 47.7 percent YoY to US$19 million from US$13 million, while EBITDA increased 6.1 percent to US$31 million from US$29 million. During the same period, EBIT margins grew 140 basis points while EBITDA margins decreased 50 basis points.

On a YoY comparison, the solid performance from Vitro Cristalglass coupled with a better product mix in the domestic float glass business line had a positive impact on the EBIT and EBITDA generation and more than compensated higher raw materials and freight costs as well as the approximately US$0.4 million effect of the natural gas disruption during September at two automotive glass production facilities.  In addition, enhanced fixed-cost absorption due to improved capacity utilization at Vitro Colombia also contributed to increase the EBITDA of this Business Unit.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%			YoY%	LTM
	3Q'07	3Q'06	Change	9M'07	9M'06	Change	2007	2006

Constant Pesos
Consolidated Net sales	3,497	3,270	6.9	9,949	10,015	(0.7)	13,125	13,449
Net Sales
Domestic Sales	907	843	7.6	2,378	2,439	(2.5)	3,187	3,294
Exports	674	552	22.1	1,975	1,929	2.4	2,472	2,737
Foreign Subsidiaries	1,916	1,875	2.2	5,596	5,647	(0.9)	7,466	7,418
EBIT	208	147	40.9	539	280	92.7	657	465
EBITDA	336	331	1.6	955	815	17.2	1,256	1,170

EBIT Margin	5.9%	4.5%	1.4 pp	5.4%	2.8%	2.6 pp	5.0%	3.5%
EBITDA Margin	9.6%	10.1%	-0.5 pp	9.6%	8.1%	1.5 pp	9.6%	8.7%

Nominal Dollars
Consolidated Net sales	318	286	11.1	898	868	3.5	1,179	1,162
Domestic Sales	83	78	6.0	216	216	0.4	289	292
Export Sales	61	48	26.1	178	168	6.0	222	239
Foreign Subsidiaries	175	160	9.2	504	484	4.0	667	632
EBIT	19	13	47.7	49	24	104.8	59	39
EBITDA	31	29	6.1	86	70	22.7	113	100

EBIT Margin	5.9%	4.5%	1.4 pp	5.4%	2.7%	2.7 pp	5.0%	3.5%
EBITDA Margin	9.6%	10.1%	-0.5 pp	9.6%	8.1%	1.5 pp	9.6%	8.7%

Volumes
Flat Glass (Thousands of m2R)(1)	34,624	31,661	9.4	98,918	99,726	(0.8)	128,779	136,897

Capacity utilization
Flat Glass furnaces(2)	107%	112%	-4.9 pp
Flat Glass auto	81%	78%	3.1 pp
(1) m2R = Reduced Squared Meters

(2) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based ona certain number of changes in glass color & thickness, determined by historical averages

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						Last Twelve Months
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.
Consolidated Net Sales	7,321	7,076	3.5	665	621	7.1	21,066	20,616	2.2	1,901	1,793	6.1	27,913	27,151	2.8	2,510	2,357	6.5
Cost of Sales	5,315	5,087	4.5	483	446	8.2	15,187	15,040	1.0	1,371	1,308	4.8	20,078	19,690	2.0	1,805	1,710	5.6
Gross Income	2,006	1,989	0.9	182	175	4.4	5,880	5,577	5.4	531	484	9.5	7,836	7,462	5.0	704	647	8.8
SG&A Expenses	1,423	1,339	6.3	129	118	10.0	4,083	4,013	1.7	368	349	5.4	5,526	5,410	2.1	497	470	5.6
Operating Income	583	650	(10.3)	53	57	(7.1)	1,797	1,564	14.9	162	135	20.2	2,309	2,052	12.6	208	177	17.3

Other Expenses (Income), net	118	55	114.8	11	5	120.0	594	122	385.0	53	11	388.0	247	96	157.6	21	8	166.0

Interest Expense	(414)	(470)	(11.8)	(37)	(41)	(8.8)	(1,291)	(1,393)		(116)	(121)	(3.9)	(1,682)	(1,897)	(11.3)	(151)	(165)	(8.4)
Interest Income	40	40	1.0	4	3	4.9	162	94	73.0	15	8	80.1	201	155	29.2	18	14	33.9
Other Financial Expenses (net)	(65)	(229)	(71.4)	(6)	(20)	(71.1)	(457)	(728)	(37.2)	(41)	(64)	(35.0)	(529)	(931)	(43.1)	(48)	(82)	(41.2)
Exchange Loss	(135)	196	--	(12)	17	--	(89)	(345)	(74.1)	(7)	(29)	(75.1)	35	(191)	--	4	(15)	--
Gain from Monet. Position	152	175	(13.4)	14	15	(10.4)	291	298	(2.2)	26	26	(0.9)	427	457	(6.4)	38	40	(4.8)
Total Financing Result	(422)	(288)	46.7	(38)	(25)	49.0	(1,384)	(2,074)	(33.3)	(124)	(179)	(30.7)	(1,548)	(2,407)	(35.7)	(138)	(208)	(33.5)

Inc. (loss) bef. Tax	43	307	(86.0)	5	27	(82.6)	(181)	(633)	71.5	(14)	(55)	73.6	514	(451)	--	48	(39)	--
Income Tax	87	192	(54.4)	8	17	(51.8)	207	(95)	--	19	(7)	--	524	(96)	--	48	(7)	--
Net Inc. (loss) Cont. Opns.	(45)	116	--	(3)	10	--	(388)	(538)	27.9	(33)	(48)	30.1	(10)	(355)	(97.1)	0	(32)	--
Income (loss)of Discont. Oper.	-	-	--	-	0	--	-	(30)	--	-	(2)	--	-	(11)	--	-	(1)	--
Income on disposal of discontinued operations	-	(27)	--	-	(2)	--	-	476	--	-	40	--	(2)	476	--	(0)	40	--
Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--	-	(0)	--	-	(0)	--
Net Income (Loss)	(45)	89	--	(3)	8	--	(388)	(92)	(319.4)	(33)	(10)	(221.1)	(12)	110	--	0	7	(98.5)
Net Income (loss) of Maj. Int.	(88)	110	--	(7)	10	--	(493)	4	--	(43)	(2)	--	(103)	197	--	(8)	15	--
Net Income (loss) of Min. Int.	43	(21)	--	4	(2)	--	106	(97)	--	10	(9)	--	90	(87)	--	8	(8)	--

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2007	2006	% Var.	2007	2006	% Var.	FINANCIAL INDICATORS	3Q'07	3Q'06
Cash & Cash Equivalents	1,476	804	83.7	135	71	90.9	Debt/EBITDA (LTM, times)	3.5	3.2
Trade Receivables	1,795	1,589	13.0	164	139	18.1	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.1	1.6
Inventories	3,755	3,765	(0.3)	344	331	3.8	Debt / (Debt + Equity) (times)	0.6	0.6
Other Current Assets	3,226	2,763	16.8	295	243	21.6	Debt/Equity (times)	1.8	1.7
Total Current Assets	10,252	8,921	14.9	938	784	19.7	Total Liab./Stockh. Equity (times)	2.5	2.5
							Curr. Assets/Curr. Liab. (times)	1.9	0.9
Prop., Plant & Equipment	16,939	16,427	3.1	1,551	1,440	7.7	Sales/Assets (times)	0.9	1.0
Deferred Assets	2,797	2,577	8.5	256	224	14.4	EPS (Ps$) *	(0.25)	0.37
Other Long-Term Assets	321	443	(27.6)	29	39	(24.3)	EPADR (US$) *	(0.06)	0.10
Total Assets	30,310	28,368	6.8	2,775	2,487	11.6
							* Based on the weighted average shares outstanding.
Short-Term & Curr. Debt	876	5,617	(84.4)	80	492	(83.7)	OTHER DATA
Trade Payables	1,997	2,023	(1.3)	183	177	3.2	# Shares Issued (thousands)	386,857	324,000
Other Current Liabilities	2,647	2,472	7.1	242	217	11.4
Total Curr. Liab.	5,520	10,111	(45.4)	505	886	(43.0)	# Average Shares Outstanding
Long-Term Debt	14,221	8,176	73.9	1,302	717	81.6	(thousands)	358,538	295,728
Other LT Liabilities	2,024	1,895	6.8	185	165	12.0
Total Liabilities	21,765	20,182	7.8	1,992	1,769	12.7	# Employees	24,400	22,468

Majority interest	6,700	5,670	18.2	613	499	22.9
Minority Interest	1,845	2,517	(26.7)	169	219	(23.0)
Total Shar. Equity	8,545	8,187	4.4	782	718	8.9

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						Last Twelve Months
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
GLASS CONTAINERS
Net Sales	3,746	3,721	0.7%	340	327	3.9%	10,889	10,368	5.0%	983	904	8.7%	14,450	13,388	7.9%	1,300	1,168	11.3%
Interd. Sales	8	17	-55.9%	1	2	-54.2%	30	65	-53.6%	3	6	-52.0%	50	90	-44.3%	5	8	-42.6%
Con. Net Sales	3,739	3,703	1.0%	339	326	4.2%	10,859	10,303	5.4%	980	899	9.0%	14,400	13,298	8.3%	1,296	1,160	11.7%
Expts.	1,048	984	6.5%	96	87	9.8%	3,036	2,950	2.9%	275	259	6.2%	3,992	3,752	6.4%	359	328	9.5%
EBIT	446	524	-14.9%	40	46	-12.3%	1,363	1,340	1.7%	123	116	5.9%	1,854	1,617	14.6%	167	140	18.9%
Margin (1)	11.9%	14.1%		11.9%	14.1%		12.6%	13.0%		12.5%	12.9%		12.9%	12.2%		12.9%	12.1%
EBITDA	728	855	-14.9%	66	75	-12.2%	2,244	2,341	-4.1%	202	203	-0.4%	3,052	2,966	2.9%	275	258	6.5%
Margin (1)	19.5%	23.1%		19.4%	23.0%		20.7%	22.7%		20.6%	22.6%		21.2%	22.3%		21.2%	22.2%

Glass containers volumes (MM Pieces)
Domestic				1,214	1,311	-7.4%				3,635	3,656	-0.6%				4,868	4,723	3.1%
Exports				338	340	-0.6%				990	1,005	-1.5%				1,328	1,305	1.8%
Total:Dom.+Exp.				1,552	1,651	-6.0%				4,625	4,661	-0.8%				6,196	6,028	2.8%

Soda Ash (Thousand Tons)				163	155	5.0%				473	474	-0.2%				634	628	1.0%

FLAT GLASS
Net Sales	3,499	3,270	7.0%	318	286	11.2%	9,958	10,016	-0.6%	899	868	3.6%	13,135	13,449	-2.3%	1,180	1,162	1.6%
Interd. Sales	2	(0)	--	0	(0)	--	9	0	2,144.3%	1	0	2,235.3%	10	0	2,137.8%	1	0	2,213.2%
Con. Net Sales	3,497	3,270	6.9%	318	286	11.1%	9,949	10,015	-0.7%	898	868	3.5%	13,125	13,449	-2.4%	1,179	1,162	1.5%
Expts.	674	552	22.1%	61	48	26.1%	1,975	1,929	2.4%	178	168	6.0%	2,472	2,737	-9.7%	222	239	-6.7%
EBIT	208	147	40.9%	19	13	47.7%	539	280	92.7%	49	24	104.8%	657	465	41.3%	59	39	49.8%
Margin (1)	5.9%	4.5%		5.9%	4.5%		5.4%	2.8%		5.4%	2.7%		5.0%	3.5%		5.0%	3.4%
EBITDA	336	331	1.6%	31	29	6.1%	955	815	17.2%	86	70	22.7%	1,256	1,170	7.4%	113	100	12.2%
Margin (1)	9.6%	10.1%		9.6%	10.1%		9.6%	8.1%		9.6%	8.1%		9.6%	8.7%		9.6%	8.6%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				34,624	31,661	9.4%				98,918	99,726	-0.8%				128,779	136,897	-5.9%

CONSOLIDATED (2)
Net Sales	7,330	7,094	3.3%	666	623	7.0%	21,105	20,684	2.0%	1,905	1,799	5.9%	27,973	27,246	2.7%	2,515	2,365	6.3%
Interd. Sales	9	17	-45.3%	1	2	-43.2%	39	68	-42.8%	4	6	-40.8%	60	95	-36.4%	5	8	-34.6%
Con. Net Sales	7,321	7,076	3.5%	665	621	7.1%	21,066	20,616	2.2%	1,901	1,793	6.1%	27,913	27,151	2.8%	2,510	2,357	6.5%
Expts.	1,722	1,536	12.1%	157	135	15.6%	5,011	4,880	2.7%	453	427	6.1%	6,464	6,489	-0.4%	582	567	2.7%
EBIT	583	650	-10.3%	53	57	-7.1%	1,797	1,564	14.9%	162	135	20.2%	2,309	2,052	12.6%	208	177	17.3%
Margin (1)	8.0%	9.2%		7.9%	9.2%		8.5%	7.6%		8.5%	7.5%		8.3%	7.6%		8.3%	7.5%
EBITDA	1,039	1,199	-13.3%	94	105	-10.5%	3,218	3,199	0.6%	290	277	4.7%	4,275	4,248	0.6%	384	368	4.4%
Margin (1)	14.2%	16.9%		14.1%	16.9%		15.3%	15.5%		15.3%	15.5%		15.3%	15.6%		15.3%	15.6%

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: October 26, 2007